VOTE BY INTERNET
Go to https://ts.vstocktransfer.com/pxlogin and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, August 4, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting of Shareholders to be held at 10:00 am local time, on August 6, 2025, and at any adjournment or adjournments thereof, at Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People's Republic of China, 214111.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders - Lobo EV Technologies Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. Huajian Xu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Zhaohui Randall Xu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. Yan Lu be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. Harry D. Schulman be appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect;

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. The Company's name be changed from "LOBO EV TECHNOLOGIES LTD." to "LOBO TECHNOLOGIES LTD.", subject to the approval and registration and the issuance of certificate of change of name issued by the Registrar of Corporate Affairs in the British Virgin Islands;

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. The authorised shares of the Company be amended as below (the "Amendment of Authorised Shares") with immediate effect:

(a)10,000,000 authorised but unissued ordinary shares of a par value of US$0.001 each in the Company will be cancelled and a new class of shares comprising of 10,000,000 class B ordinary shares of a par value US$0.001 each, which among other rights will be entitled to twenty (20) votes per class B ordinary share ("Class B Ordinary Shares"), will be created;

(b)all the remaining authorised (whether issued or not issued) ordinary shares of a par value of US$0.001 each in the Company will be re-designated and re-classified as class A ordinary shares of a par value of US$0.001 each, where the rights of the existing ordinary shares shall be the same as the class A ordinary shares ("Class A Ordinary Shares"),
such that, the Company shall become authorised to issue a maximum number of (i) 40,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(CONTINUED AND TO BE SIGNED ON REVERSE)

LOBO EV TECHNOLOGIES LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 6, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

The Proxy Statement and the Proxy Card are available online at:

https://ts.vstocktransfer.com/irhlogin/I-LOBOEVTECHNOLOGIESLTD

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

7. subject to the Amendment of Authorised Shares taking effect, the proposed Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to this notice (the "Amended M&A"), be adopted in its entirety and in substitution for and to the exclusion of the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company (the "Adoption of the Amended M&A");

☐ FOR ☐ AGAINST ☐ ABSTAIN

8. subject to the Amendment of Authorised Shares and the Amended M&A taking effect, and upon the Company's receipt by the duly executed consent to repurchase and application for shares from Wealthford Capital Ltd. and Huiyan Xie, the Board be authorised to repurchase (i) 3,090,320 Class A Ordinary Shares held by Wealthford Capital Ltd. in consideration of the Company's new issuance of 3,090,320 Class B Ordinary Shares to Wealthford Capital Ltd., and (ii) 640,000 Class A Ordinary Shares held by Huiyan Xie in consideration of the Company's new issuance of 640,000 Class B Ordinary Shares to Huiyan Xie.

☐ FOR ☐ AGAINST ☐ ABSTAIN

The shareholder(s) hereby appoint(s) either Huajian Xu or Yan Lu, as proxy with the power to appoint his/her substitute, and hereby authorize(s) him/her to represent and to vote, as designated on the reverse side of this ballot, all ordinary shares of LOBO EV TECHNOLOGIES LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held on August 6, 2025, at 10:00 A.M., local time (August 5, 2025 at 10:00 P.M., Eastern Time), at Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People's Republic of China, 214111, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Lobo EV Technologies Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in the future.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00